ENHANCED STEPPED-UP PROVISION RIDER

THIS RIDER IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The Rider Effective Date is the date this rider is attached to and made a part of the contract. If You previously elected the Enhanced Stepped-Up Provision Rider, form TL-22320, the Rider Effective Date for this rider is the Contract Date and this rider replaces form TL-22320.

The DEATH PROCEEDS PRIOR TO MATURITY DATE section of the contract or any attached endorsement/rider is amended by adding the following language to the end of the section:

The total death benefit payable as of the Death Report Date will equal the death benefit described in the contract or any attached endorsement/rider plus the greater of zero or the following amount:

     IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE:

     40% of the lesser of

     1. 200% of: the Modified Purchase Payment(s) excluding Purchase Payment(s) that are both received after the first Rider Effective Date anniversary and within 12 months of the Death Report Date, or

     2. Your contract value minus the Modified Purchase Payment(s), calculated as of the Death Report Date.

     IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE
     DATE:

     25% of the lesser of

     1. 200% of: the Modified Purchase Payment(s) excluding Purchase Payment(s) that are both received after the first Rider Effective Date anniversary and within 12 months of the Death Report Date, or

     2. Your contract value minus the Modified Purchase Payment(s), calculated as of the Death Report Date.

     MODIFIED PURCHASE PAYMENT(S)

     The initial Modified Purchase Payment is equal to the contract value as of the Rider Effective Date. Whenever a Purchase Payment is made after the Rider Effective Date, the Modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the Rider Effective Date, the Modified Purchase Payment(s) are reduced by a Partial Surrender Reduction as described below.

     The Partial Surrender Reduction is equal to 1) the Modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by
     3) the contract value immediately prior to the partial surrender.

The annual Mortality and Expense charge of the contract is increased by 0.15% for election of this rider. This increase annual Mortality and Expense charge will result in an increase to the total funding option daily deduction of ..00000411. If election of an Enhanced Stepped-Up Provision Rider takes place on the Contract Date, these charges will also be shown on the Contract Specifications Page.

This Rider is to be read in conjunction with the Non-Qualified Annuity Spousal Continuation Rider, if applicable.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

                             /s/ George C. Kokules

                                    President

TL-22332                                                           TLAC ED. 3/01
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